UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

PROVINCE OF ONTARIO

(Canada)

(Name of Registrant)

Date of end of last fiscal year: March 31, 2014

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices

and communications from the Securities and Exchange Commission:

Monique Smith

Ontario Representative

Canadian Embassy

501 Pennsylvania Ave NW

Washington DC 20001

Copies to:

Jason R. Lehner

Shearman & Sterling LLP

Commerce Court West, 199 Bay Street

Toronto, Ontario, Canada M5L 1E8

*	The Registrant is filing this annual report on a voluntary basis.

PROVINCE OF ONTARIO

The information set forth below is to be furnished:

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Certain information concerning internal funded debt of the registrant is included in Exhibit 99.2 hereto and is incorporated by reference herein.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Certain information concerning external funded debt of the registrant is included in Exhibit 99.2 hereto and is incorporated by reference herein.

3.	A statement giving the title, year of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Certain information concerning the funded debt of the registrant is included in Exhibit 99.2 hereto and is incorporated by reference herein.

4. (a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

None.

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish.

(3)	Total amount otherwise outstanding.

Certain information concerning the securities of the registrant which are registered is included in Exhibit 99.2 hereto and is incorporated by reference herein.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

Certain information concerning internal floating indebtedness of the registrant is included in Exhibit 99.2 hereto and is incorporated by reference herein.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

Certain information concerning external floating indebtedness of the registrant is included in Exhibit 99.2 hereto and is incorporated by reference herein.

6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

Certain information concerning revenue and expenditure of the registrant is included in Exhibit 99.2 hereto and is incorporated by reference herein.

7. (a)	If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.

None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

Special Note Regarding Forward-Looking Statements:

This document, including the exhibits hereto, contains forward-looking statements which may be identified by their use of words like “plans,” “expected,” “will,” “project,” “estimated,” “forecast” or other words of similar meaning. All statements that address expectations or projections about the future are forward-looking statements. Forward-looking statements are based on certain assumptions and expectations of future events. It cannot be guaranteed that these assumptions and expectations are accurate or will be realized. You should understand that many important factors, in addition to those discussed or incorporated by reference in this document, could cause the Province’s results to differ materially from those expressed in the forward-looking statements. These forward-looking statements are subject to risks, uncertainties, and assumptions about the Province of Ontario, including, among other things:

•	The Province’s economic and political trends; and

•	The Province’s ability to control expenses and maintain revenues.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur. The forward-looking statements speak only as of the date they are made and the Province undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information or future events or otherwise, except as may be required by law.

This annual report comprises:

(a) Pages numbered 1 to 6 consecutively.

(b) The following exhibits:

Exhibit (a):	— None

Exhibit (b):	— None

Exhibit (c):	The 2014 Ontario Budget (incorporated by reference to Amendment No. 2 on Form 18-K/A dated May 6, 2014 to the Annual Report of the Province of Ontario)

Exhibit (d):	Copy of the Public Accounts of Ontario: 2013-2014 Annual Report and Consolidated Financial Statements (For the Fiscal Year Ended March 31, 2014) (incorporated by reference to Amendment No. 6 on Form 18 K/A to the Annual Report of the Province of Ontario on Form 18 K relating to the fiscal year ended March 31, 2013)

Exhibit (e):	Copy of the 2014 Ontario Economic Outlook and Fiscal Review, (incorporated by reference to Amendment No. 9 on Form 18 K/A to the Annual Report of the Province of Ontario on Form 18 K relating to the fiscal year ended March 31, 2013)

Additional exhibits

Exhibit	(99.1) Cross-reference Sheet

(99.2) Additional Information relating to the Province

This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, at Toronto, Ontario.

PROVINCE OF ONTARIO
(Name of registrant)

December 22, 2014	By:	/s/ Opallycia A. Kandelas
		Name:	Opallycia A. Kandelas
		Title:	Director, Capital Markets Operations
Capital Markets Division
Ontario Financing Authority

EXHIBIT INDEX

Exhibit (a):	— None

Exhibit (b):	— None

Exhibit (c):	The 2014 Ontario Budget (incorporated by reference to Amendment No. 2 on Form 18-K/A dated May 6, 2014 to the Annual Report of the Province of Ontario)

Exhibit (d):	Copy of the Public Accounts of Ontario: 2013-2014 Annual Report and Consolidated Financial Statements (For the Fiscal Year Ended March 31, 2014) (incorporated by reference to Amendment No. 6 on Form 18 K/A to the Annual Report of the Province of Ontario on Form 18 K relating to the fiscal year ended March 31, 2013)

Exhibit (e):	Copy of the 2014 Ontario Economic Outlook and Fiscal Review, (incorporated by reference to Amendment No. 9 on Form 18 K/A to the Annual Report of the Province of Ontario on Form 18 K relating to the fiscal year ended March 31, 2013)

Additional exhibits

Exhibit	(99.1) Cross-reference Sheet

(99.2) Additional Information relating to the Province